Exemption No: 82-35102



10015201

AR/S
9-30-09



PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

YEAR END SEPTEMBER 30, 2009

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company") dated January 19, 2010, should be read in conjunction with the audited financial statements for the year ended September 30, 2009 with comparative figures for the year ended September 30, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless specified. Additional information about the Company can be found on SEDAR at www.sedar.com

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6. The Company is a reporting issue in the provinces of British Columbia, Alberta, Ontario and Quebec; and is listed on the TSX Venture Exchange under the symbol "PGR".

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors". Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement other than as required pursuant to applicable securities law.

OVERVIEW

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of mineral properties in eastern Canada. The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement carried out by Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and NYSE Amex. For additional details on the Plan of Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com

As a result of the Arrangement, the Company holds a portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company has not earned any significant revenues to date and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company currently has four joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties.

The impact of the recent global economic crisis on Paragon include a significantly more difficult market in which to raise equity capital, a reduction in the market value of its assets, and a more challenging market in which to attract and maintain joint venture exploration partners. In order to conserve its cash, the Company significantly reduced its staff and operating expenditures in 2009, as well as reduced its company-funded field exploration activities. The Company has managed to maintain its operations through 2009, but was not able to maintain the same level of company-funded exploration that it had in previous two years without further financings.

During the year ended September 30, 2009, the Company spent $881,700 on exploration of which $58,538 was funded by partners and grants (excluding stock based compensation of $52,992). Net losses for the year ended September 30, 2009 were $1,402,949. The Company has met it required flow-through expenditure commitment to December 31, 2008.

Subsequent to the year ended September 30, 2009 the Company completed the flow-through portion of a non-brokered private placement announced on November 30, 2009 for gross proceeds of $800,000. The Company plans to complete the non-flow-through potion of the private placement in early January 2010. The Company's priority in 2010 will be advance its core projects, maintain its current partners and secure additional partners on appropriate projects, continue to evaluate new opportunities for the Company, and secure new financings for future exploration programs and operating costs.

GOING CONCERN

The financial statements of the Company have been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") applicable to a going concern. The appropriateness of this methodology is dependent upon, among other things, future profitable operations, and the ability of the Company to raise additional capital.

The audited financial statements for the year ended September 30, 2009 have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The appropriateness of the going concern assumption is dependent upon the Company's ability to generate future profitable operations and/or generate continued financial support in the form of equity or other financings. Management feels that sufficient working capital will be obtained from public share offerings and the sale of marketable securities to meet the Company's liabilities and commitments as they come due. The financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classification that would be necessary if the going concern assumption were not appropriate and such adjustments could be material.

MINERAL PROPERTIES

As of September 30, 2009, the Company has seven gold properties and five base metal properties in the province of Newfoundland & Labrador. Seven of the properties (four gold and three base metal properties) in Newfoundland are under option to partners or subject to joint venture agreements with partners. During the year ended September 30, 2009 the Company entered into the following property agreements:

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. ("Golden Dory"), whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year) and make cash and share payments of $50,000 and 350,000 shares to the Company. On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study. Golden Dory will be the operator during the earn-in period.

On April 30, 2009 the Company completed the Golden Promise Joint Venture Option Agreement with Crosshair Exploration & Mining Ltd. ("Crosshair") whereby Crosshair can acquire up to a 70% interest in the Golden Promise property. The new agreement will resulted in the termination of the original property option earn-in agreement with Crosshair and the property purchase and sale agreement that the Company entered into on June 4, 2008. Under the terms of the Joint Venture Agreement, Crosshair will issue to the Company 2,655,000 of its common shares to earn a 60% interest in the Golden Promise project. Crosshair will provide the Company with a $2.0 million carried interest in exploration expenditure to be completed prior to May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company. On completion of the initial $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest.

On May 15, 2009, the Company signed an option agreement with GFE Capital Corp. ("GFE Capital") on the 100%-owned Winterhill project. Under terms of the option agreement, GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period ($100,000 firm in first year) and making cash payments of $60,000 to Paragon. The terms of the option agreement are subject to regulatory approvals. Paragon will be the operator during the option earn-in period. This transaction completed on August 24, 2009.

Subsequent to the year-ended September 30, 2009, the Company optioned the Gold Star gold property located in northwestern Ontario. To acquire a 100% interest in the property, the Company must make total cash payments of $95,000 and issue 200,000 common shares of Paragon to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by Paragon at any time for $750,000.

EXPLORATION UPDATE

Exploration on Company projects during the year ended September 30, 2009 consisted of diamond drilling on the South Tally Pond base metal project – Lemarchant Prospect in the first quarter, partner-funded diamond drilling on the Huxter Lane JV project and a comprehensive data review of all company-owned projects. Results from the work during the fiscal year are summarized below with additional project information available on the Company website.

Base Metal Projects

South Tally Pond Project

The South Tally Pond Project area is located in central Newfoundland and consists of five, contiguous 100%-owned properties including the Harpoon property, Gills Pond property, Higher Levels property, South Tally Pond property and the South Tally Pond Extension property. The South Tally Pond property is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in the property. The properties are situated in the same volcanic belt and have strong similarities to the rocks that host Teck Resources Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The Company has a significant land position covering approximately 21,400 hectares immediately southwest of the Duck Pond Mine.

South Tally Pond Project - Lemarchant Prospect

In October, 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected by drilling over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Exploration work completed to date by the Company at the Lemarchant Prospect included:

- In December 2007, the Company completed a 6 drillhole diamond drill program (2,848 metre) at the Lemarchant Prospect (LM07-13 to LM07-18).
- In April, 2008, the Company completed a 13 drillhole diamond drill program (4,217 metres) at the Lemarchant Prospect (LM08-19 to LM08-32).
- In April, 2008 the Company completed an extensive soil geochemical sampling program at the Lemarchant prospect (851 samples) and at Bindon's Pond (602 samples).
- In July, 2008, Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4-kilometre long east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive).
- In November, 2008, the company completed a 9 drillhole diamond drill program (3,000 metres) at the Lemarchant Prospect (LM08-32 to LM08-40) results of which are further described below.

The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The host rocks to the sulphide mineralization are moderate to intensely altered proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system with associated variably quartz –sericite alteration and patchy to pervasive chlorite alteration that overall increases in intensity towards the north-northwest.

Drilling from September through November, 2008 further defined the massive sulphide mineralization intersected between sections 101+00N and 104+00N and extended the base metal semi-massive sulphide mineralization to the north onto section 106+00N (LM08-37). A further 100-metre step out drillhole to the north (LM08-38, Section 107+00N) intersected altered felsic volcanic rocks with a thick mafic intrusive (35 metres) cutting through the projected target zone. A further 100-metre step out drillhole to the south (LM08-39, Section 100+00N) intersected mafic volcanic rocks over most of its length with local intervals of mineralized felsic volcanic rocks in the projected target zone. Results of all drillholes (including all historic drill holes) are provided on the Company website.

Wide-spaced drilling completed to-date at the Lemarchant Prospect has outlined precious metal-rich zinc-lead-copper semi-massive to massive sulphide mineralization over a 500-metre strike length from sections 101+00N to 106+00N. The mineralized zone is located approximately 200 to 300 metres below surface and appears to plunge gently to the north-northwest. Eight drillhole intercepts through the semi-massive to massive sulphide mineralization range from 3 to 14.6 metres in thickness. The overall width of the sulphide mineralization is not well constrained based on the current wide-spaced drilling (100 metres spacing), but locally measures up to 100 metres in width on two of the sections. The mineralized zone remains open for expansion within the confines of the current drilling and along strike.

South Tally Pond Project – Other Prospects

A comprehensive review of all available data was completed by the Company on target areas outside of the Lemarchant prospect. Priority target areas were identified based on airborne geophysics (short-strike length airborne EM anomalies), historical ground geophysics and rock geochemistry. Most of these target areas were followed up in the field in June 2009. Five of the high priority VMS target areas are summarized below.

Beaver Lake Prospect - is located approximately 17 kilometres south-southwest of the Duck Pond Mine and was previously explored by Noranda. A high priority VMS target is located in the Main Grid area , where a significant short strike-length airborne EM conductor (1.2 km long) and coincident ground EM and gravity anomalies occur near altered, proximal felsic volcanic rocks and anomalous basal till samples (200 ppm Cu, 24 ppm Pb, 1200 ppm Zn and 1.9 ppm Ag). There has been no drilling on this target. The area has strong geological similarities to that observed at the nearby Lemarchant Prospect and the producing Duck Pond Mine. Most of the prospective geophysical target area is covered by low-lying areas or bogs that will require diamond drilling for further evaluation. Lithogeochemical sampling in June returned strongly altered felsic volcanic rocks to the immediate south of the gravity and till anomaly at the western end of the 1.2 km long airborne EM conductor. The Company is planning a drill program to begin testing these targets in 2010.

Duck Pond West Prospect - is located 2.5 kilometres west of the Duck Pond Mine. The area hosts a 2 kilometre-long, poorly exposed, VMS-style alteration zone with widths up to 400 metres. Several strong and continuous EM conductors cross the area to the north and likely represent graphitic shale horizons overlying the felsic volcanics. A single drill hole in the area (HP90-01) intersected the interpreted west projection of the Duck Pond Thrust and the associated alteration zone. A field visit in June indicates bedrock in the area is poorly exposed, with numerous angular to sub-rounded felsic volcanic and graphitic shale boulders located on surface. Although these surface boulders are glacially dispersed, they are likely representative of local bedrock. The black graphitic shale boulders have faulted textures similar to that along the Duck Pond Thrust and felsic volcanic boulders (rhyolite) that are primarily volcanic breccias. Lithogeochemical sampling of felsic volcanic boulders in June returned weak to moderate alteration signatures.

Bindons Pond Prospect - is located approximately 2 kilometres east of the Lemarchant prospect, and is interpreted to be the folded eastern exposure of the felsic rocks seen at the Lemarchant prospect. Rock sampling in June returned intense hydrothermal alteration signatures similar to massive sulphide-bearing host rocks at the nearby Lemarchant Prospect and Duck Pond Mine. Precious metal-rich, sulphide bearing mudstone float (assaying 264 ppb Au and 3.3 ppm Ag) was discovered near a priority airborne EM target at Bindon's Pond. The nature of the sulphide-bearing mudstone is very similar to the mudstone horizon overlying the polymetallic massive sulphides at the Lemarchant Prospect. No drilling has yet been completed at the Bindon's Pond prospect.

Rogerson Lake Prospect - is located 3.0 kilometres northwest of the Lemarchant Prospect. The Rogerson Lake alteration zone is a significant VMS-style alteration zone that extends for 5.6 kilometres is 700 metres wide and is centred on the north end of Rogerson Lake. Alteration consists of intensely chlorite-altered felsic volcanic rocks (rhyolite) with locally strong silica and carbonate alteration and ubiquitous disseminated sulphide (pyrite) mineralization. Massive pyrite float has been discovered on surface in several places. Historical drillholes (28 drillholes totaling 3,514 metres) have intersected stringer to semi-massive sulphides (pyrite) hosted by graphitic sediments and felsic volcanic rocks. The widely-spaced drilling has demonstrated that the stratigraphy is very similar to that underlying the Lemarchant prospect and has geophysical EM anomalies that remain to be tested.

Lemarchant SW Prospect - is located 2.2 kilometres southwest of the Lemarchant massive sulphide discovery and is hosted within the same mapped felsic volcanic stratigraphy. The prospect is characterized by a cluster of short strike length airborne EM anomalies that were drill tested (2 holes) by Noranda in 1983. Both drill holes intersected exhalative pyritic mudstone at the transition from overlying mafic volcanic rocks and underlying chlorite altered fragmental felsic volcanic rocks with stringer base metal mineralization.

Lake Douglas Project

The Lake Douglas project is located immediately south of the South Tally Pond project approximately 25 kilometres southwest of the Duck Pond Mine. The project area is underlain by a thick sequence of volcano-sedimentary stratigraphy similar to other sediment-rich VMS base metal camps such as the world-class Bathurst Mining Camp in northern New Brunswick. Exploration and compilation work completed by the Company has outlined four high priority areas on the property with potential to host large-tonnage base metal VMS deposits.

Lake Douglas Prospect – the Lake Douglas massive sulphides discovered in 2006 are hosted in a thick sequence of pyritic, quartz-phyric felsic volcanic rocks, sedimentary rocks and lesser mafic volcanic rocks. The mineralized interval, exposed by trenching over a 60-metre strike length and intersected by drilling in 2007 is coincident with a multi-element soil geochemical anomaly (zinc-lead-silver-gold-arsenic) that extends over 1.2 kilometres. The mineralized zone is coincident with a property scale airborne EM conductor.

Drilling in 2007 (7 holes; 2,062 metres) intersected semi-massive to massive sulphide mineralization over 6.45 meters grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver. The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed in trenching, but lower in the volcanic stratigraphy. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of replacement-style disseminated, stringer and narrow semi-massive to massive base metal sulphides with elevated to anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 23 metres.

Flexure Prospect – is located five kilometres southwest and along strike of the Lake Douglas massive sulphide occurrence. Geological mapping and airborne geophysical data indicate the area is underlain by the same stratigraphy that hosts the Lake Douglas massive sulphide occurrence. Altered felsic volcanic rocks mapped in the area coincide with a 1.5 kilometre-long multi-element (zinc, lead, silver, copper, gold) soil geochemical anomaly, a priority airborne EM anomaly and a multi-element till geochemical anomaly. No drilling has been completed in this area.

Subsequent to the year-ended September 30, 2009, the Newfoundland and Labrador Department of Mines and Energy (Geological Survey Division) released a regional till sampling program (Open File report 12A/1449; Smith et. al., 2009) covering the Victoria Lake Volcanic Belt. The survey included the Lake Douglas project area and returned a highly-anomalous till sample at the Flexure Prospect. The sample returned assays of 163 ppb gold, 288 ppm copper, 1479 ppm lead, 492 ppm zinc and 10278 ppm arsenic, making it one of the most significant till samples within the survey area.

Lake of the Woods Prospect - Numerous stringer-style and disseminated base-metal showings were discovered through prospecting and geological mapping in 2006. Numerous mineralized areas have been identified and occur within or near extensively altered (sericite-iron carbonate-silica-chlorite-kaolinite) felsic volcanic rocks that are traceable for over 4.5 kilometres. Previous assays of the mineralized showings have assayed up to 3.0% zinc, 1.7% lead, 627 g/t silver and 4.3 g/t gold. In June 2009, the Company followed up on several high priority target area in the Lake of the Woods area. A priority airborne geophysical anomaly to the immediate north of the exposed altered and mineralized rocks forms a priority drill target. The airborne conductor coinsides with a mafic-felsic contact zone to the north of the outcropping mineralization. No drilling has been completed in this area.

Lake Douglas East Area – Reconnaissance geological mapping and prospecting in the Lake Douglas East area has outlined altered felsic volcanic rocks that exhibit strong VMS-style alteration characteristics (sericite-silica-siderite+/-chlorite) and disseminated pyrite and base metal mineralization. The altered felsic volcanic rocks are overlain by a black shale unit similar to that seen at other VMS deposits in the Victoria Lake Volcanic Belt (Duck Pond, Boomerang, and Lemarchant) and at the nearby Haven Steady base metal prospect located 6 kilometres along strike to the northeast. Five priority EM anomalies have been identified in the Lake Douglas East area that coincide with altered felsic volcanic rocks and multi-element (Cu-Pb-Zn) soil geochemical anomalies. No drilling has been completed in this area.

Other Base Metal Projects

Winterhill JV Project

The 100%-owned Winterhill property is located 17 kilometres northeast of Harbour Breton on the south coast of Newfoundland, Canada. The Neoproterozoic-aged volcanic rocks underlying the Winterhill property are similar to that of the Arabian-Nubian Shield that hosts numerous large tonnage and high-grade VMS deposits. The property covers a 3.5 kilometre long zone of altered felsic volcanic and calcareous sedimentary rocks that host a number of base metal prospects including Winterhill, Winterhill East and Winterhill West prospects. Previous drilling by Noranda at these prospects (18 holes, 3,872 metres) intersected massive sulphide mineralization with assays of 1.41% copper over 6.0 metres and 10.1 % zinc over 4.0 metres.

An airborne geophysical survey completed by Paragon in 2007 identified a least four priority short strike length airborne EM conductors that require follow-up prospecting and drill testing. One of the priority conductors is located below a small lake and coincides with a conductive trend that continues on surface through the Winterhill East prospect. The best section of this airborne EM conductor occurs over about a 700-metre strike length making it a potentially large target.

In May, 2009 the Company optioned the property to GFE Capital. A 43-101 Qualifying Report was completed on the property by an independent consultant for GFE Capital with a field visit to the property in late June. The option agreement was accepted by the TSX-Venture exchange in August, 2009. The Company anticipates a drill program funded by GFE Capital to test the Winterhill East airborne EM target in early 2010.

Victoria Lake JV Project
The Victoria Lake JV project is located 60 kilometres southwest of the town of Buchans, NL. No further work was completed on the Victoria Lake JV project during the fiscal year ending September 30, 2009.

Lewis Lake Project
A soil sampling program consisting of 683 samples was completed over a priority area in December 2008. The property was allowed to lapse in February 2009.

Seal Bay JV Project
No further field work was completed during the fiscal year ending September 30, 2009. In agreement with Xstrata Zinc, the property was allowed to lapse in August 2009.

Gold Projects

JBP Linear Project

The 100%-owned JBP Linear gold property is a high-grade gold target located near Gander, Newfoundland. To date, wide-spaced drilling on the property (54 holes, 9,879 metres) has identified high-grade gold mineralization in quartz veins at the H-Pond and Pocket Pond prospects over a strike length of 700 metres and 950 metres, respectively. The mineralization remains open along strike and to depth. The gold-bearing quartz vein system at the two prospects is characterized by fine to coarse-grained gold with 20 of the drillholes containing visible gold. Significant drill intercepts include 255.0 g/t gold (7.45 oz/ton) over 0.5 metres at Pocket Pond and 52.4 g/t gold (1.53 oz/ton) over 0.35 metres at the H-Pond prospect.

The H-Pond and Pocket Pond prospects are located along a three-kilometre long quartz-vein zone that forms part of a larger, seven-kilometre long "linear" trend which extends across the property. Gold-bearing angular quartz float samples assaying up to 798.8 g/t gold (23.30 oz/ton) have been located along this trend approximately 2.5 kilometres northeast of the H-Pond prospect. The angular nature of these quartz float boulders suggest the source is nearby along the projected quartz vein trend. Exploration work including geophysics, basal till samples and diamond drilling is being considered for 2010 to locate the source of these high-grade boulders.

Golden Promise JV Property

The Golden Promise property is a high-grade, gold target located in central Newfoundland near the town of Badger, Newfoundland. Five quartz vein zones characterized by coarse visible gold have been discovered on the property. The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres and to a depth of 265 metres. The zone remains open for expansion along strike and to depth. A preliminary independent National Instrument NI43-101 compliant resource estimate has been completed at the Jaclyn Main Zone. The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

On April 30, 2009 the Company completed a Joint Venture Agreement with Crosshair whereby Crosshair can acquire up to a 70% interest in the Golden Promise property by funding $3.0 million in exploration (see Mineral Properties). The new agreement resulted in the termination of the original property option earn-in agreement with Crosshair dated May 1, 2006 and the property purchase and sale agreement that the Company entered into on June 4, 2008.

During September 2009, Crosshair completed a program of mechanical trenching and rock sampling. The program was carried out in order to follow-up on the Gabbro Gold occurrence. Previous grab sampling at the Gabbro Gold occurrence returned results up to 10 g/t gold. Two trenches were excavated at the Gabbro Gold occurrence and a total of 7 rock (grab) samples were collected. One of the trenches exposed narrow auriferous quartz veins hosted within plagioclase porphyritic gabbro. Assays returned three anomalous samples with a maximum of 504 ppb gold

Partner-funded exploration work consisting of diamond drilling and trenching at the Jaclyn Zone is anticipated for 2010.

Other Gold Projects

Huxter Lane JV Project

The Huxter Lane Project is a near surface, bulk-mineable gold target located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. Wide-spaced drilling at the Mosquito hill prospect (31 holes; 5,366 metres) has outlined a significant gold-bearing, porphyritic intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres. The mineralized porphyry is exposed at surface, dips gently to the south and typically contains up to 5% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The mineralized porphyry remains open along strike and to depth. Significant drill intercepts to date include 2.21 g/t gold over 35 metres (HX06-16), 1.07 g/t gold over 28.6 metres (HX06-01), 2.00 g/t gold over 16.85 metres (HX07-24) and 0.67 g/t gold over 103.35 metres (HX07-20). Initial metallurgical testing on two drill holes indicates that the gold is refractory having recoveries in the 4% range by conventional milling techniques. Subsequent flotation tests on the same samples indicate that 87.7% of the gold reports to concentrate weighing 16.3% that of the original feed (crushed to 80% -75 um) and indicate that the gold can be effectively extracted via this process.

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. whereby Golden Dory may earn up to a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period. Golden Dory may then earn an additional 10% interest (to 70%) by completing a bankable feasibility study.

In May 2009, Golden Dory completed a 15 hole, 2,024-metre diamond drill program on the property. The drill program focused on a specific area of the Mosquito Hill prospect where previous drill results have included 2.21 g/t over 35.0 metres (HX06-16) and 1.68 g/t gold over 20.2 metres (HX07-24). Drillholes HX09-32 to HX09-46 were completed in a grid pattern at 50-metre centers covering an area of approximately 100 by 300 metres. Highlights of the drill program include:

- Mineralized porphyry intersected in all completed drillholes over widths of up to 98 metres;
- Significant drill intercepts of 0.38 g/t gold over 77.5 metres, 0.57 g/t gold over 38.7 metres, and 0.51 g/t gold over 33.8 metres;
- Gold-bearing porphyry remains open along strike and to depth.

Further review the results of the drilling to date to further understand the alteration and structural controls focusing the gold mineralization. The Company anticipates additional exploration work by Golden Dory on the property in 2010.

Long Pond JV Project

The Long Pond JV project is located in the Baie Verte area of north central Newfoundland. The target is a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted gold deposits of the Abitibi greenstone belts in Canada. In August, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) to Metals Creek. In its first year, Metals Creek completed an airborne geophysical survey (Geotech's VTEM Survey) over the property area and completed preliminary prospecting.

South Golden Promise JV Project

The South Golden Promise JV project is located in central Newfoundland immediately south of the Golden Promise JV Project. Crosshair has earned its 60% interest in the property and is subject to joint venture terms. In June 2009, Crosshair completed a program of reconnaissance prospecting, rock sampling and geological mapping. The program was designed to follow up on several soil geochemical anomalies generated during 2008. A total of 12 rock samples were collected and succeeded in outlining a new quartz vein that marks the SW strike extension of the Linda vein. No significant gold assays were returned from the exposed quartz vein with anomalous quartz-carbonate float samples returning assays of 6.78 and 2.44 g/t gold.

Maritec Project

The Maritec project is located in the Baie Verte area of north central Newfoundland. The target is a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted gold deposits of the Abitibi greenstone belts in Canada. The Company completed a three day field visit to the property in June. Samples collected from heavily pyrite mineralized mafic volcanic rocks at the Barry and Cunningham prospect yielded trace amounts of gold up to 75 ppb.

Glenwood Project

The 100%-owned Glenwood gold project is located 25 kilometres west of the town of Gander, Newfoundland. No field work was completed during the fiscal year ending September 30, 2009.

Jonathans Pond Project

No field work was completed during the fiscal year ending September 30, 2009. The property was returned in good standing to the vendors in November 2008. The Company retains no interest in the property.

New World Project

No further work was completed during the fiscal year ending September 30, 2009. The property was returned in good standing to the vendor in October 2008. The Company retains no interest in the property.

Mt Peyton Project

No field work was completed during the fiscal year ending September 30, 2009. The property was returned in good standing to the vendor in November 2008. The Company retains no interest in the property.

Appleton Linear Project

No field work was completed during the fiscal year ending September 30, 2009. The four properties making up the project were returned in good standing to the property vendors in January, February, and April, 2009. The Company retains no interest in the four properties.

EXPLORATION OUTLOOK

The past twelve months have been very challenging for junior mining exploration companies and was no exception for Paragon. The Company reduced its company-funded exploration activities in 2009 to the care and maintenance of its key properties, and reduced staff and overhead costs as further efforts to conserve cash. All core and non-core property assets were reviewed in 2009 and property positions reduced as required. The Company completed three JV option agreements with 3 partners during the period ended September 2009, with an overall value of $5.7 million of potential earn-in requirements.

Market conditions have improved during 2009 and the Company plans to continue to advance its key gold and base metal properties through a combination of company-funded and partner-funded exploration in 2010. The Company's priority in 2010 will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs. The Company has four joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties. The Company anticipates continued exploration on the properties from all partners.

MANAGEMENT CHANGES

On December 5, 2008, the Company ended its employment contract with Mr. Bruce Mitton, P.Geo., Vice President Exploration in conjunction with other exploration staff reductions in November/December, 2008. There were no other management changes during the year-ended September 30, 2009.

RESULT OF OPERATIONS

For the year ended September 30, 2009, the Company incurred net losses of $1,402,949 ($0.05 per share) compared to a net loss of $$2,203,724 ($0.09 per share) incurred in the year ended September 30, 2008, a decrease in net loss of $800,775. Causes of variances were as follows:

- Consulting was lower by $10,000 due to use of in-house staff.
- Investor relations were lower by $84,068 due to reduced in-house staffing costs and costs related to investor conferences.
- Office expenses decreased by $60,843 due to reduced office space and no office re-location costs.
- Salaries and management expenses were lower by $63,911 due to reduced staffing costs in 2009.
- Stock based compensation was lower by $216,448 due to fewer options being granted and vested in the 2009 fiscal year.
- Transfer Agent and filing fees were lower by $39,129 due to reduced exploration activities in fiscal 2009
- Write-off of deferred property costs decreased by $1,040,962. Properties included Appleton Linear property, Barren Lake property, Lewis Lake property, Seal Bay property, and Jonathans Pond property. The expenditures related to these properties were a combination of costs assumed under the plan of arrangement and costs incurred directly by the Company.
- Future income tax recoveries, arising from favourable imbalances in tax return pools, decreased by $1,019,187 due to adjustments to tax pool balances.

Selected Annual Information (based on Canadian GAAP)

Fiscal year ended September 30,	2009	2008
	$	$
Interest and miscellaneous income	9,359	89,364
Gain on sale of investments	Nil	Nil
Net Loss	(1402,949)	(2,203,724)
Basic and diluted net loss per share	(0.05)	(0.09)
Total assets	10,785,386	12,526,365
Total long-term financial liabilities	Nil	Nil
Cash dividends	Nil	Nil

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

	Q4 September 30, 2009	Q3 June 30, 2009	Q2 March 31, 2009	Q1 December 31, 2008	Q4 September 30, 2008	Q3 June 30, 2008	Q2 March 31, 2008	Q1 December 31, 2007
	$	$	$	$	$	$	$	$
Interest income	102	1,113	2,211	5,933	14,924	10,688	39,763	23,989
Net loss	(1,455,770)	325,589	82,339	(355,107)	(1,827,536)	13,140	(176,598)	(212,730)
Basic and diluted loss per share	(0.05)	0.01	0.00	(0.01)	(0.07)	0.00	(0.01)	(0.01)

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at September 30, 2009, the Company had cash and cash equivalents and short term money market investments of $390,358 compared to $1,593,028 at September 30, 2008. The decrease in cash is due to CEE spending commitments of approximately $612,000 by December 31, 2008 and general administration. No financing were completed during the fiscal period ending September 30, 2009. Working capital for the period ended September 30, 2009 was $378,335 as compared to $1,617,787 at September 30, 2008.

As at September 30, 2009, the Company had no CEE spending requirements. As at September 30, 2008 the Company had CEE spending commitments of approximately $612,000 to be completed by December 31, 2008.

At September 30, 2009, the Company, in addition to deposits at the Bank of Montreal, held a bankers acceptance at Blackmont Capital. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the year ended September 30, 2009, included recovery of exploration costs and property management fees from optionees of the Company's properties of $58,538.

The Company has sufficient funds to maintain its operations through 2009, but was unable to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 was to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

During the year-ending September 30, 2009, there were no related party transactions. The Company shared a director (David Adamson) and VP Investor Relations (Bill Cavalluzzo) with Rubicon Minerals Corporation.

Fourth Quarter

Significant items that effected the statement of operations of the Company during the quarter ended September 30, 2009 were; stock-based compensation of $2,962 recognized for options vesting during the quarter; and property write-offs totaling $1,421,861. The future income tax recovery increased by $104,571 during the quarter largely as the result of the reversal of temporary taxable differences relating to the write-off of deferred property costs during the quarter. All other items on the statement of operations were consistent in the three month period ending September 30, 2009 when compared to the previous quarter. There were no significant year-end adjustments during the fourth quarter other than the expensing of all costs relating to properties dropped during the quarter and subsequent to year-end.

The Company spent $16,884 on mineral property expenditures during the quarter. The expenditures included data compilation and review.

During the quarter, the TSX-Venture approved the option agreement with GFE Capital entered into in May 2009. Under terms of the agreement, GFE Capital can earn a 70% interest in the Company's Winterhill Project located on the south coast of Newfoundland. Details of this option agreement are found in Note 7 to the financial statements and in the Mineral Properties section of this document.

Subsequent Events

Subsequent to the year-end September 30, 2009, the Company:

a) On November 12, 2009, the Company optioned the Gold Star gold property located in northwestern Ontario. To acquire a 100% interest in the property, the Company must make total cash payments of $95,000 and issue 200,000 common shares of Paragon to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by Paragon at any time for $750,000

b) The Company closed the flow-through portion of a non-brokered private placement on December 18, 2009 and issued 5,333,330 flow-through units at a purchase price of $0.15 per unit for gross proceeds of $800,000. The flow-through units consist of a flow-through common share of the Company and one-half of one non-flow-through common share purchase warrant exercisable over 2 years at an exercise price $0.23 in year one $0.29 in year two. The Company anticipates closing the non-flow-through portion of the private placement in early January, 2010. As part of the financing, the Company paid $32,500 in finder's fees and issued 433,333 non-flow-through finder's options with an exercise price of $0.15. Each option consisting of a non-flow-through common share and one-half of one non-flow through common share purchase warrant exercisable over 2 years at an exercise price $0.23 in year one and $0.29 in year two.

   Mineralfields Group ("MF") participation in the flow-through private placement resulted in its group of companies beneficially owning 16.47 % of the Company's issued and outstanding common shares on an undiluted basis. In addition to its share position, MF and Limited Market Dealer ("LMD") collectively hold a total of 2,166,665 warrants and 433,333 finders options to subscribe for up to 2,816,664 non-flow-through common shares of the Company. If these dilutibles were exercised, MF and LMD would hold in the aggregate a total of 23.44% of the Company's common shares on a pro-forma basis. MF and LMD have signed an undertaking that their group of companies will only exercise that amount of warrants and/or finders options which will result in their group of companies holding less than 20% of the issued and outstanding common shares of the Company, and shall obtain disinterested shareholder approval prior to holding 20% or more of the issued and outstanding common shares of the Company.

c) On December 30, 2009, subject to regulatory approval and pursuant to its Stock Option Plan, it granted 1,250,000 incentive stock options to Directors, Officers and Employees of the Company. The options are exercisable at a price of CDN$0.155 per share for a period of five years with a vesting period of 18 months from the date of grant.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 of the September 30, 2009 financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at September 30, 2009, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	26,040,079
Stock options	
Plan of Arrangement Distribution Options*	355,932
Options granted by the Company	1,485,000
Warrants	
Paragon Private Placement Warrants	695,607
Fully diluted shares outstanding	28,576,618

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

QUALIFIED PERSONS

Work on Paragon exploration projects was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2009 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No: 82-35102



PARAGON MINERALS CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009
and
SEPTEMBER 30, 2008

DeVISSER GRAY *LLP*
CHARTERED ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

AUDITORS' REPORT

To the Shareholders of Paragon Minerals Corporation

We have audited the consolidated balance sheets of Paragon Minerals Corporation as at September 30, 2009 and 2008 and the statements of operations and deficit, comprehensive loss and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 19, 2010

PARAGON MINERALS CORPORATION
Balance Sheets
(Stated in Canadian Dollars)

		September 30, 2009		September 30, 2008
ASSETS				
Current assets				
Cash and cash equivalents (note 4)	$	390,358	$	1,593,028
Amounts receivable		25,031		347,103
Prepaid expenses		12,148		12,638
		427,537		1,952,769
Equipment (note 5)		31,086		56,782
Marketable securities (note 6)		707,225		24,041
Mineral property costs (note 7)		9,619,538		10,492,773
	$	10,785,386	$	12,526,365
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	49,202	$	334,982
Future income taxes (note 11)		-		218,911
		49,202		553,893
Shareholders' equity				
Accumulated comprehensive loss				
Deficit		(4,582,923)		(3,179,974)
Accumulated other comprehensive loss (note 9)		(58,933)		(116,232)
		(4,641,856)		(3,296,206)
Share capital (note 8(a))		14,058,649		14,054,149
Contributed surplus (note 8(b))		1,319,391		1,214,529
		10,736,184		11,972,472
	$	10,785,386	$	12,526,365

Nature and continuance of operations (note 1)

See accompanying notes to the financial statements

Approved by the Board of Directors:

"Michael Vande Guchte"
Michael Vande Guchte
Director

"David Adamson"
David Adamson
Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
For the Years ended September 30,
(Stated in Canadian Dollars)

		2009		2008
Expenses				
Amortization	$	10,440	$	15,909
Consulting		-		10,000
General mineral exploration		-		3,347
Investor relations		9,914		93,982
Office		73,221		134,064
Part XII.6 flow-through tax		1,855		56,105
Professional fees		86,068		89,415
Salaries and benefits		251,270		315,181
Stock-based compensation		51,870		268,318
Shareholder information		27,242		29,020
Transfer agent and filing fees		14,748		53,877
Travel and accommodation		10,791		17,601
Loss before other items		(537,419)		(1,086,819)
Other items:				
Interest income		9,359		89,364
Other income (loss)		(11,195)		42,214
Future income tax recovery (note 11)		218,911		1,238,098
Write-off of deferred property costs		(1,445,619)		(2,486,581)
Gain on disposition of property interest (note 7)		363,014		-
Net loss for the year		(1,402,949)		(2,203,724)
Deficit, beginning of the year		(3,179,974)		(976,250)
Deficit, end of the year	$	(4,582,923)	$	(3,179,974)
Basic and diluted loss per common share	$	(0.05)	$	(0.09)
Weighted average number of common shares outstanding		26,011,038		25,063,781

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
For the Years Ended September 30,
(Stated in Canadian Dollars)

		2009		2008
Net loss for the year	$	(1,402,949)	$	(2,203,724)
Other comprehensive loss:				
Unrealized gains (losses) on available for sale instruments				
Cash and cash equivalents		-		282
Marketable securities		(8,133)		(81,796)
Reversal of comprehensive income for realized losses		65,432		-
		57,299		(81,514)
Comprehensive loss	$	(1,345,650)	$	(2,285,238)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statements of Cash Flows
For the Years ended September 30,
(Stated in Canadian Dollars)

		2009		2008
Operating activities				
Net loss for the year	$	(1,402,949)	$	(2,203,724)
Items not involving cash:				
Amortization		10,440		15,909
Stock-based compensation		51,870		268,318
Write-off of deferred property costs		1,445,619		2,486,581
Other (income) loss		11,195		(38,437)
Future income tax recovery		(218,911)		(1,238,098)
Fair value adjustment to cash equivalent		-		282
Gain on property disposition		(363,014)		-
Other non-cash item		2,840		-
Changes in non-cash working capital items:				
Amounts receivable		201,442		500,152
Prepaid expenses		490		8,303
Accounts payable and accrued liabilities		(58,164)		(95,838)
		(319,142)		(296,552)
Investing activities				
Mineral property costs		(1,017,917)		(4,337,442)
Purchase of equipment		-		(41,710)
Equipment disposals		1,742		-
Share sale proceeds		69,109		-
Property option proceeds		5,000		-
		(942,066)		(4,379,152)
Financing activities				
Common shares issued for cash		-		3,758,851
Share issue costs		-		(28,875)
Recovery of property costs incurred		56,362		1,206,479
Property management fees received		2,176		90,716
		58,538		5,027,171
Increase (decrease) in cash and equivalents		(1,202,670)		351,467
Cash and cash equivalents, beginning of year		1,593,028		1,241,561
Cash and cash equivalents, end of year	$	390,358	$	1,593,028

Supplemental disclosure of non-cash investing and financing activities – Refer to note 14.

Supplementary information				
Interest received	$	9,359	$	89,364

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Property Costs

(Stated in Canadian Dollars)

GOLD PROPERTIES	Balance, September 30, 2007	Gross Expenditure/ (Recoveries)	Write-offs	Balance, G September 30, 2008	ross Expenditures/ (Recoveries)	Write-offs	Balance, September 30, 2009
JBP Linear							
Plan of arrangement acquisition costs (1)	$ 1,625,276	$ -	$ -	$ 1,625,276	$ -	$ -	$ 1,625,276
Option payments (2)	15,000	18,333	-	33,333	15,525	-	48,858
Exploration costs							
Geological and geochemical	139,738	114,173	-	253,911	66,926	-	320,837
Drilling	229,487	350,743	-	580,230	-	-	580,230
Geophysical	87,320	9,000	-	96,320	-	-	96,320
Travel	1,161	975	-	2,136	250	-	2,386
Other	7,275	-	-	7,275	100	-	7,375
Stock-based compensation	61,976	32,429	-	94,405	5,758	-	100,163
	2,167,233	525,653	-	2,692,886	88,559	-	2,781,445
Recoveries (3)	(54,069)	(311,947)	-	(366,016)	(2,604)	-	(368,620)
Project management fees	-	(34,114)	-	(34,114)	(386)	-	(34,500)
Option payments received	-	(6,250)	-	(6,250)	-	-	(6,250)
	2,113,164	173,342	-	2,286,506	85,569	-	2,372,075
Golden Promise JV							
Plan of arrangement acquisition costs (1)	374,829	-	-	374,829	-	-	374,829
Option payments (2)	35,000	20,000	-	55,000	-	-	55,000
Exploration costs							
Geological and geochemical	19,143	36,684	-	55,827	12,062	-	67,889
Drilling	524,424	183,027	-	707,451	-	-	707,451
Travel	5,506	3,283	-	8,789	-	-	8,789
Other	24,775	-	-	24,775	-	-	24,775
Stock-based compensation	45,073	11,291	-	56,364	1,260	-	57,624
	1,028,750	254,285	-	1,283,035	13,322	-	1,296,357
Recoveries (3)	(606,432)	(242,257)	-	(848,689)	(10,755)	-	(859,444)
Project management fees	(37,799)	(14,578)	-	(52,377)	(542)	-	(52,919)
Option payments received	(52,800)	(7,600)	-	(60,400)	(323,594)	-	(383,994)
	331,719	(10,150)	-	321,569	(321,569)	-	-
Other Gold Properties							
Plan of arrangement acquisition costs (1)	3,423,009	-	(1,866,270)	1,556,739	-	(809,040)	747,699
Option payments (2)	412,907	152,716	(199,047)	366,576	-	(192,677)	173,899
Exploration costs							
Geological and geochemical	137,145	237,197	(56,895)	317,447	106,127	(165,569)	258,005
Drilling	363,206	522,004	(175,554)	709,656	2,529	(4,598)	707,587
Geophysical	-	435		435	-	-	435
Travel	790	6,141	(276)	6,655	1,551	(328)	7,878
Other	19,703	-	(4,771)	14,932	2,917	(150)	17,699
Stock-based compensation	50,707	30,592	(6,515)	74,784	4,480	(4,589)	74,675
	4,407,467	949,085	(2,309,328)	3,047,224	117,604	(1,176,951)	1,987,877
Recoveries (3)	(445,979)	(540,738)	-	(986,717)	(18,341)	-	(1,005,058)
Project management fees	(25,356)	(35,048)	-	(60,404)	(1,248)	-	(61,652)
Option payments received	-	(21,250)	-	(21,250)	(25,400)	6,250	(40,400)
	3,936,132	352,049	(2,309,328)	1,978,853	72,615	(1,170,701)	880,767

PARAGON MINERALS CORPORATION

Statement of Mineral Property Costs

(Stated in Canadian Dollars)

BASE METAL PROPERTIES	Balance, September 30, 2007	Gross Expenditures /(Recoveries)	Write-offs	Balance, September 30, 2008	Gross Expenditures/ (Recoveries)	Write-offs	Balance, September 30, 2009
South Tally Pond							
Plan of arrangement acquisition costs (1)	206,558	-	-	206,558	-	(95,611)	110,947
Option payments (2)	282,160	236,340	-	518,500	-	(150)	518,350
Exploration costs			-				
Geological and geochemical	58,739	555,017	-	613,756	231,166	(34,949)	809,973
Drilling	214,502	1,327,512	-	1,542,014	335,292	(1,767)	1,875,539
Geophysical	235,996	260,288	-	496,284	9,925	(86,507)	419,702
Travel	1,702	5,415	-	7,117	4,464	(887)	10,694
Other	3,738	3,134	-	6,872	12,450	(1,625)	17,697
Stock-based compensation	33,805	109,969	-	143,774	36,450	-	180,224
	1,037,200	2,497,675	-	3,534,875	629,747	(221,496)	3,943,126
Recoveries (3)	(37,779)	-	-	(37,779)	-	-	(37,779)
	999,421	2,497,675	-	3,497,096	629,747	(221,496)	3,905,347
Lake Douglas							
Plan of arrangement acquisition costs (1)	267,720	-	-	267,720	-	-	267,720
Option payments	95,000	119,000	-	214,000	29,500	-	243,500
Exploration costs							
Geological and geochemical	327,299	59,407	-	386,706	21,743	-	408,449
Drilling	3,552	318,838	-	322,390	-	-	322,390
Geophysical	165,291	27,990	-	193,281	-	-	193,281
Travel	1,593	-	-	1,593	956	-	2,549
Other	-	750	-	750	-	-	750
Stock-based compensation	90,146	20,880	-	111,026	3,546	-	114,572
	950,601	546,865	-	1,497,466	55,745	-	1,553,211
Recoveries (3)	(41,773)	(100,000)	-	(141,773)	-	-	(141,773)
	908,828	446,865	-	1,355,693	55,745	-	1,411,438
Other Base Metal Properties							
Plan of arrangement acquisition costs (1)	1,082,312	-	(177,253)	905,059	-	-	905,059
Option payments (2)	18,900	620	-	19,520	200	-	19,720
Exploration costs							
Geological and geochemical	21,612	17,825	-	39,437	72,626	(47,352)	64,711
Drilling	3,401	137	-	3,538	76	-	3,614
Geophysical	80,909	2,320	-	83,229	-	(2,030)	81,199
Travel	574	-	-	574	540	(540)	574
Other	13,497	9,998	-	23,495	-	(3,500)	19,995
Stock-based compensation	-	6,754	-	6,754	1,498	-	8,252
	1,221,205	37,654	(177,253)	1,081,606	74,940	(53,422)	1,103,124
Recoveries (3)	(20,448)	-	-	(20,448)	(24,663)	-	(45,111)
Project management fees	(1,125)	(6,977)	-	(8,102)	-	-	(8,102)
	1,199,632	30,677	(177,253)	1,053,056	50,277	(53,422)	1,049,911
	9,488,896	3,490,458	(2,486,581)	10,492,773	572,384	(1,445,619)	9,619,538

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Notes to the Financial Statements
September 30, 2009 and 2008
(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

Pursuant to the Rubicon Plan of Arrangement, the Company received all of Rubicon's Newfoundland mineral properties and Newfoundland office equipment in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of stock options and warrants issued under the Plan of Arrangement. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $4,582,923 at September 30, 2009. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company classifies its financial instruments into one of the following categories: held-to-maturity investments, loans and receivables, available-for-sale, held for trading or other financial liabilities. The Company has designated its cash as held-for-trading, marketable securities as available-for-sale, accounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend upon initial classification as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transactions costs that are directly attributable to the acquisition or issue of financial instruments and that are classified as other than held-for-trading, are expensed as incurred and included in the initial carrying value of such instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for computing diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at the average market price during the period.

The result of this calculation is anti-dilutive to basic loss per share and it is therefore not presented in those circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset retirement obligation

The Company recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At September 30, 2009 the Company does not have any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which Canadian generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period.

3. NEW ACCOUNTING POLICIES

Effective October 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 12).

(b) Section 3863 – Financial Instruments – Presentation, to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows (see Note 12).

(c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed (see Note 13). Under this standard, the Company will be required to disclose the following:

- qualitative information about its objectives, policies and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirement to which it is subject; and
- when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d) Section 1400 – General Standards of Financial Statements Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern (see Note 1).

(Stated in Canadian Dollars)

3. NEW ACCOUNTING POLICIES (Continued)

(e) Credit risk and fair value of financial assets and financial liabilities
In January 2009, the CICA issued the Emerging Issues Committee ("EIC") Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", effective for interim an annual financial statements ending on or after January 20, 2009. EIC-173 provides further information on the determination of the faire value of financial assets and financial liabilities under Section 3855, "Financial Instruments – Recognition and Measurement". It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during fiscal 2009 and this standard did not have a material impact on the Company's consolidated financial statements.

(f) Mining exploration costs
On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The application of EIC–174 did not have any impact on the Company's consolidated financial statements.

Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company's IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company's consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

(Stated in Canadian Dollars)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

		September 30, 2009		September 30, 2008
Cash held in treasury accounts	$	120,367	$	749,796
Bankers acceptances with under 3 month maturity		269,991		638,480
Term deposits		-		204,752
	$	390,358	$	1,593,028

Bankers' acceptances are guaranteed by major Canadian banks and matured on October 5, 2009 with an aggregate carrying and fair value of $269,991 on September 30, 2009. Fair value is determined from broker quotes. Effective interest rates range between 2.86% and 2.97% for bankers' acceptances. Term deposits consist of on demand guaranteed investment certificates with effective interest rates of prime minus 2.05%.

5. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

				September 30, 2009				September 30, 2008
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Furniture and office equipment	$	5,186	$	1,499	$	3,687	$	5,984
Computer equipment		55,815		37,008		18,807		35,177
Software		25,302		16,710		8,592		15,621
	$	86,303	$	55,217	$	31,086	$	56,782

6. MARKETABLE SECURITIES

The Company's investments in marketable securities at the end of the period are summarized as follows:

	Year Ended September 30, 2009 $	Year Ended September 30, 2008 $
Opening balance, at fair value	24,041	59,800
Additions at cost	707,008	46,037
Dispositions at cost	(81,123)	-
Unrealized gains (losses), net of reversed amounts	57,299	(81,796)
Ending balance, at fair value	707,225	24,041

Market values of public company shares have been determined from the quoted price of the shares on the exchange where they are listed, as of the end of the year. Unrealized losses are included as a component of other comprehensive loss.

7. MINERAL PROPERTIES

The following is a summary of the Company's material exploration property transactions and holdings during its 2008 and 2009 fiscal years:

GOLD PROPERTIES

JBP Linear Property

The Company holds a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year that commenced in 2007 and Net Smelter Returns (NSR) royalties of up to 3%, of which up to 2% can be

(Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

re-purchased by the Company. On November 15, 2007, the Company optioned the JBP Linear property (and Appleton Linear property) to Sprott Resource Corp. ("Sprott"). On December 11, 2008, Sprott notified the Company that it elected to withdraw from the JBP-Appleton Linear Property Option Agreement. As a result, both the JBP Linear property and Appleton Linear property reverted 100% back to the Company.

Golden Promise Property

As of September 30, 2009, the Company holds a 40% interest in the Golden Promise Property which is subject to a joint venture agreement with Crosshair Exploration & Mining Ltd ("Crosshair"). On April 8, 2009, the Company entered into a joint venture agreement with Crosshair on the Golden Promise property as follows:

Golden Promise Joint Venture Agreement – Crosshair Exploration & Mining Ltd.

Under the terms of the joint venture agreement Crosshair will issue to the Company 2,655,000 of its common shares to earn a 60% interest in the Golden Promise project (received). Crosshair will also provide the Company with a $2.0 million carried interest in exploration expenditure to be completed prior to May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company. The property is subject to Net Smelter Returns (NSR) royalties of up to 2%, of which 1% can be re-purchased by the joint venture partners.

On completion of the initial $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest. The Golden Promise Joint Venture Agreement was completed on April 30, 2009.

The new joint venture agreement has resulted in the termination of the original property option earn-in agreement dated May 1, 2006 and the property purchase and sale agreement entered into on June 4, 2008.

After recording the 2,655,000 common shares received at a value of $686,608, the Company recognized a gain of $363,014 in connection with its sale to Crosshair of the 60% property interest.

Other Gold Properties

As of September 30, 2009, the Company retains a 100% interest in four other gold properties, (Huxter Lane JV, Long Pond JV, Glenwood, Maritec) and a 40% interest in one gold property (South Golden Promise). These gold properties are subject to NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company at any time for varying amounts.

The Company has granted property options to acquire interests in three of these other gold properties as follows:

Victoria Lake Option Agreement (South Golden Promise property) – Crosshair Exploration & Mining Ltd.

Crosshair has completed its requirements to acquire a 60% interest in one of the Company's other gold properties (South Golden Promise property) and two of the Company's base metal properties (Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of this agreement, Crosshair spent $1.75 million over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon). The three properties in the Victoria Lake Option Agreement are pending a formal Joint Venture agreement.

(Stated in Canadian Dollars)

7. **MINERAL PROPERTIES** *(continued)*

Huxter Lane Option Agreement (Huxter Lane property) – Golden Dory Resources Corp.

On December 10, 2008 Yamana Gold Inc. ("Yamana") notified the Company that it was withdrawing from the Huxter Lane Joint Venture and as a result, the Huxter Lane property reverted 100% back to the Company with Yamana retaining no interest in the property.

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. ("Golden Dory") whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year) and by making cash and payments of $50,000 and issuing 350,000 shares to the Company. On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study. Golden Dory will be the operator during the earn-in period.

Long Pond Option Agreement (Long Pond property) – Metals Creek Resources Corp.

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses, 63 claims) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement, Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share issuances totaling 300,000 shares (100,000 received to date)) to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by the Company at any time for $500,000. Metals Creek will be the operator during the earn-in period.

- Subsequent to September 30, 2009, the Company optioned the Gold Star gold property located in northwestern Ontario. To acquire a 100% interest in the property, the Company must make total cash payments of $95,000 and issue 200,000 common shares of the Company to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000.

Property interests dropped

During the current fiscal year the Company held the option to earn a 100% interest the Linear property and the Bowater property that collectively, along with the 100%-owned Appleton property and 100%-owned Golden Bullet property, formed the Appleton Linear property. The Company has terminated the property options and returned all four properties to their respective vendors and retains no interest in these properties.

During the current year the Company held the option to earn a 100% interest the Huxter Lane SW property, which formed part of the Huxter Lane property. The Company terminated the property option in early January 2009 and retains no interest in the Huxter Lane SW property.

During the current year the Company dropped its interests in the New World property, the Mt. Peyton property and the Jonathan's Pond property.

During the comparative fiscal year the Company dropped its interests in the Lizard Pond Property, Wings Point Property, and Startrack property. The three properties had initially been acquired by the Company pursuant to the 2006 Plan of Arrangement

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland. The two mineral licenses are subject to a 2% NSR royalty. In order for the Company to acquire the interest in the two mineral licenses it must:

(Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid).

The South Tally Pond property consists of several contiguous claim blocks and/or properties including the two above-mentioned optioned mineral licenses, the 100% owned Harpoon property, and other 100% owned claims staked by the Company. The Harpoon property is subject to a 2% NSR royalty to the vendor of which the Company may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR royalty. Certain of these claims staked by the Company that occur within the 2 kilometre area of interest of the Barren Lake property (returned) remain subject to a 2.5% NSR royalty to the Barren Lake property vendor of which the Company may purchase 1.5% for $1,500,000 and a right of first refusal on the remaining 1% NSR royalty.

Lake Douglas Property

Under the terms of the 2006 Plan of Arrangement the Company acquired an option to earn a 100% interest in the Lake Douglas property by issuing 450,000 common shares and paying $500,000 in cash over 5 years. On January 10, 2009 the agreement was amended to decrease the aggregate cash option payments from $500,000 to $350,000 by January 2012 ($150,000 paid) and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares by January, 2012 (200,000 shares issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and retains a right of first refusal on the remaining 1% NSR royalty.

Other Base Metal Properties

As of September 30, 2009, the Company retains interests in three other base metal properties, including a 100% interest in the Winterhill property and 40% interests in two properties (Victoria Lake and Victoria Lake 10188M). The properties are subject to NSR royalties of up to 2.5% of which up to 50% can be re-purchased by the Company and joint venture partners at any time for varying amounts.

The Victoria Lake and Victoria Lake 10188M properties (collectively, the Victoria Lake project) were subject to an option agreement with Crosshair, described earlier in these notes, pursuant to which Crosshair has earned a 60% interest in these properties (see Other Gold Properties – Victoria Lake Option Agreement).

Winterhill Option Agreement (Winterhill property) – GFE Capital Corp.

On May 15, 2009, the Company entered into an option agreement with GFE Capital Corp. ("GFE Capital) on the Winterhill property whereby GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period ($100,000 firm in first year, with any deficiency becoming payable to the Company in cash) and making cash payments of $60,000 to Paragon. The property is subject to a 0.5% NSR royalty, held by a third party, that can be purchased by the Company for $500,000. The Company will be the operator during the option earn-in period.

Property interests dropped

During the fiscal year ended September 30, 2009, the Barren Lake property was returned to the property vendor with the Company retaining no further interest in property. The Company allowed the Lewis Lake property to lapse in February, 2009. The Company and Xstrata Canada Corporation terminated the Seal Bay JV agreement in August 2009 and allowed the Seal Bay lease to expire. The three properties had initially been acquired by the Company pursuant to the 2006 Plan of Arrangement

During the comparative fiscal year the Company dropped its interests in the West Cleary JV property and the Hungry Hill property. The two properties had also initially been acquired by the Company pursuant to the 2006 Plan of Arrangement.

PARAGON MINERALS CORPORATION
Notes to the Financial Statements
September 30, 2009 and 2008
(Stated in Canadian Dollars)

8. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value. The following is a summary of changes in issued share capital:

	Year Ended September 30, 2009		Year Ended September 30, 2008	
	Number of Shares		Number of Shares	
Balance, beginning of the year	25,940,079	$14,054,149	21,162,940	$10,883,983
Private placements – non-flow-through	-	-	1,391,214	973,850
Private placements – flow-through	-	-	2,785,000	2,785,000
Mineral property acquisition	100,000	4,500	375,000	292,500
Options exercised	-	-	29,166	13,709
Fair value of options exercised	-	-	-	11,257
Finders' fee shares	-	-	196,759	143,634
Future taxes related to flow through renunciation	-	-	-	(877,275)
Other share issuance costs	-	-	-	(172,509)
Balance, end of the year	26,040,079	$14,058,649	25,940,079	$14,054,149

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

		September 30, 2009		September 30, 2008
Balance at beginning of year	$	1,214,529	$	745,520
Stock-based compensation - operations		51,870		268,318
Stock-based compensation - properties		52,992		211,948
Fair value of options exercised		-		(11,257)
Balance at end of year	$	1,319,391	$	1,214,529

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options.

	September 30, 2009		September 30, 2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the year	2,618,847	0.596	1,943,013	0.677
Granted during the year	-	-	1,121,000	0.451
Exercised during the year	-	-	(29,166)	0.477
Expired or forfeited during the year	(777,915)	0.459	(416,000)	0.723
Outstanding at end of the year	1,840,932	0.636	2,618,847	0.596

The weighted average grant date fair value of options granted during the year was nil (2008 - $0.40).

(Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

Summary of stock options outstanding:

September 30, 2009			
Stock Options	Number Outstanding	Weighted Average Price $	Weighted Average Life in Years
	135,000	0.30	3.69
	16,666	0.38	0.28
	25,000	0.42	0.95
	33,333	0.49	1.21
	405,000	0.61	3.35
	244,997	0.67	0.32
	35,936	0.69	0.25
	945,000	0.70	2.57
Total stock options	1,840,932	0.64	2.41

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Year Ended September 30, 2009	*Year Ended September 30, 2008*
Risk-free interest rate	n/a	2.88% to 3.48%
Expected life	n/a	5.00 years
Expected volatility	n/a	117% to 148%
Expected dividend yield	n/a	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Summary of warrants outstanding:

September 30, 2009				
Warrants	Expiry Date	Number Outstanding	Weighted Average Price ($)	Weighted Average Life (years)
	December 6, 2009	695,607	1.05	0.18
Total warrants		695,607	1.05	0.18

These warrants expired unexercised subsequent to September 30, 2009.

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2009	September 30, 2008
Accumulated other comprehensive loss, beginning of year	$ (116,232)	$ (34,718)
Other comprehensive loss for the year	57,299	(81,514)
Accumulated other comprehensive loss, end of year	$ (58,933)	$ (116,232)

PARAGON MINERALS CORPORATION
Notes to the Financial Statements
September 30, 2009 and 2008
(Stated in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS

During the year-ending September 30, 2009, there were no related party transactions. The Company shared a director (David Adamson) and VP Investor Relations (Bill Cavalluzzo) with Rubicon Minerals Corporation ("Rubicon").

During the year ended September 30, 2008, the Company paid or accrued to Rubicon $214,809 for shared and reimbursable costs. During the year-ended September 30, 2008 the Company also invoiced Rubicon $18,229 for reimbursable costs. As at September 30, 2008, the Company owed Rubicon $nil and was owed $nil by Rubicon. Rubicon ceased to be a related party on June 1, 2008.

11. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2009	2008
Net loss for the year	$ (1,402,949)	$ (2,203,724)
Expected income tax recovery	(420,885)	(700,233)
Net adjustment for deductible and non-deductible expenses	281,257	212,997
Future income tax recovery related to flow-through renunciation	-	(750,862)
Recognized benefit of tax assets	(79,283)	-
Total income tax recovery	$ (218,911)	$ (1,238,098)

The significant components of the Company's future income tax liabilities are as follows:

	2009	2008
Future income tax liability:		
Net mineral property carrying amounts in excess of tax pools	$ (358,174)	$ (604,055)
Equipment tax pool in excess of carrying value	16,660	9,866
Organizational costs	38,620	42,332
Tax cost in excess of carrying value of marketable securities	15,323	33,126
Non-capital loss carryforwards	541,320	299,820
FIT asset / (liability)	253,748	(218,911)
Valuation allowance	(253,748)	-
Net future tax liability	$ -	$ (218,911)

As at September 30, 2009, the Company has non-capital losses available for deduction against future years taxable incomes amounting to $2,082,000. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized. If unused, these losses will expire as follows:

2027	$ 382,000
2028	1,235,000
2029	465,000
	$ 2,082,000

12. FINANCIAL INSTRUMENT RISKS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $390,358 at September 30, 2009. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at September 30, 2009, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $21,461. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $3,570 due from the Canadian government, which is not a financial instrument.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 0.5%, on the September 30, 2009 balance of cash investments, over a three month period, would result in a change to net income of approximately $4,800.

13. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers' acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

(Stated in Canadian Dollars)

14. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended September 30, 2009, the Company issued 100,000 (2008 – 375,000) common shares at a value of $4,500 (2008 - $292,500) for mineral properties. The Company recorded stock based compensation of $52,992 (2008 - $211,948) as mineral property costs. Included in accounts payable and accrued liabilities at September 30, 2009 is $611 (2008 - $228,227) of mineral property costs. Included in accounts receivable at September 30, 2009 is $21,461 (2008 - $142,091) of mineral property recoveries.

15. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to the presentation of the current year. Specifically, the September 30, 2007 balances of deferred costs applicable to Other Base Metal properties and Other Gold properties have been reduced by $272,319 and $178,884, respectively, relative to the figures previously reported. The offsetting balance of $451,203 has been recorded as an increase in the September 30, 2007 carrying amount of the South Tally Pond property.

16. SUBSEQUENT EVENTS

Subsequent to the year-end September 30, 2009, the Company:

- optioned the Gold Star gold property located in northwestern Ontario. To acquire a 100% interest in the property, the Company must make total cash payments of $95,000 and issue 200,000 common shares of Paragon to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by Paragon at any time for $750,000

- closed the flow-through portion of a non-brokered private placement and issued 5,333,330 flow-through units at a purchase price of $0.15 per unit for gross proceeds of $800,000. The flow-through units consist of a flow-through common share of the Company and one-half of one non-flow-through common share purchase warrant exercisable over 2 years at an exercise price $0.23 in year one $0.29 in year two. As part of the financing, the Company paid $32,500 in finder's fees and issued 433,333 non-flow-through finder's options with an exercise price of $0.15. Each option consisted of a non-flow-through common share and one-half of one non-flow through common share purchase warrant exercisable for 2 years at a price $0.23 in year one and $0.29 in year two.

- subject to regulatory approval and pursuant to its Stock Option Plan, granted 1,250,000 incentive stock options to directors, officers and employees of the Company. The options are exercisable at a price of CDN$0.155 per share for a period of five years with a vesting period of 18 months from the date of grant.

Exemption No: 82-35102



PARAGON MINERALS CORPORATION

AMENDED MANAGEMENT DISCUSSION & ANALYSIS

YEAR END SEPTEMBER 30, 2009

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company") dated January 19, 2010, should be read in conjunction with the audited financial statements for the year ended September 30, 2009 with comparative figures for the year ended September 30, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless specified. Additional information about the Company can be found on SEDAR at www.sedar.com. *(Note: The amendment to this 2009 MD&A consisted of including the 2007 Financial Data under the "Selected Annual Information" in the "Result of Operations")*

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6. The Company is a reporting issue in the provinces of British Columbia, Alberta, Ontario and Quebec; and is listed on the TSX Venture Exchange under the symbol "PGR".

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors". Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement other than as required pursuant to applicable securities law.

OVERVIEW

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of mineral properties in eastern Canada. The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement carried out by Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and NYSE Amex. For additional details on the Plan of Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com

As a result of the Arrangement, the Company holds a portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company has not earned any significant revenues to date and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company currently has four joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties.

The impact of the recent global economic crisis on Paragon include a significantly more difficult market in which to raise equity capital, a reduction in the market value of its assets, and a more challenging market in which to attract and maintain joint venture exploration partners. In order to conserve its cash, the Company significantly reduced its staff and operating expenditures in 2009, as well as reduced its company-funded field exploration activities. The Company has managed to maintain its operations through 2009, but was not able to maintain the same level of company-funded exploration that it had in previous two years without further financings.

During the year ended September 30, 2009, the Company spent $881,700 on exploration of which $58,538 was funded by partners and grants (excluding stock based compensation of $52,992). Net losses for the year ended September 30, 2009 were $1,402,949. The Company has met it required flow-through expenditure commitment to December 31, 2008.

Subsequent to the year ended September 30, 2009 the Company completed the flow-through portion of a non-brokered private placement announced on November 30, 2009 for gross proceeds of $800,000. The Company plans to complete the non-flow-through potion of the private placement in early January 2010. The Company's priority in

2010 will be advance its core projects, maintain its current partners and secure additional partners on appropriate projects, continue to evaluate new opportunities for the Company, and secure new financings for future exploration programs and operating costs.

GOING CONCERN

The financial statements of the Company have been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") applicable to a going concern. The appropriateness of this methodology is dependent upon, among other things, future profitable operations, and the ability of the Company to raise additional capital.

The audited financial statements for the year ended September 30, 2009 have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The appropriateness of the going concern assumption is dependent upon the Company's ability to generate future profitable operations and/or generate continued financial support in the form of equity or other financings. Management feels that sufficient working capital will be obtained from public share offerings and the sale of marketable securities to meet the Company's liabilities and commitments as they come due. The financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classification that would be necessary if the going concern assumption were not appropriate and such adjustments could be material.

MINERAL PROPERTIES

As of September 30, 2009, the Company has seven gold properties and five base metal properties in the province of Newfoundland & Labrador. Seven of the properties (four gold and three base metal properties) in Newfoundland are under option to partners or subject to joint venture agreements with partners. During the year ended September 30, 2009 the Company entered into the following property agreements:

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. ("Golden Dory"), whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year) and make cash and share payments of $50,000 and 350,000 shares to the Company. On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study. Golden Dory will be the operator during the earn-in period.

On April 30, 2009 the Company completed the Golden Promise Joint Venture Option Agreement with Crosshair Exploration & Mining Ltd. ("Crosshair") whereby Crosshair can acquire up to a 70% interest in the Golden Promise property. The new agreement will resulted in the termination of the original property option earn-in agreement with Crosshair and the property purchase and sale agreement that the Company entered into on June 4, 2008. Under the terms of the Joint Venture Agreement, Crosshair will issue to the Company 2,655,000 of its common shares to earn a 60% interest in the Golden Promise project. Crosshair will provide the Company with a $2.0 million carried interest in exploration expenditure to be completed prior to May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company. On completion of the initial $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest.

On May 15, 2009, the Company signed an option agreement with GFE Capital Corp. ("GFE Capital") on the 100%-owned Winterhill project. Under terms of the option agreement, GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period ($100,000 firm in first year) and making cash payments of $60,000 to Paragon. The terms of the option agreement are subject to regulatory approvals. Paragon will be the operator during the option earn-in period. This transaction completed on August 24, 2009.

Subsequent to the year-ended September 30, 2009, the Company optioned the Gold Star gold property located in northwestern Ontario. To acquire a 100% interest in the property, the Company must make total cash payments of $95,000 and issue 200,000 common shares of Paragon to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by Paragon at any time for $750,000.

EXPLORATION UPDATE

Exploration on Company projects during the year ended September 30, 2009 consisted of diamond drilling on the South Tally Pond base metal project – Lemarchant Prospect in the first quarter, partner-funded diamond drilling on the Huxter Lane JV project and a comprehensive data review of all company-owned projects. Results from the work during the fiscal year are summarized below with additional project information available on the Company website.

Base Metal Projects

South Tally Pond Project

The South Tally Pond Project area is located in central Newfoundland and consists of five, contiguous 100%-owned properties including the Harpoon property, Gills Pond property, Higher Levels property, South Tally Pond property and the South Tally Pond Extension property. The South Tally Pond property is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in the property. The properties are situated in the same volcanic belt and have strong similarities to the rocks that host Teck Resources Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The Company has a significant land position covering approximately 21,400 hectares immediately southwest of the Duck Pond Mine.

South Tally Pond Project - Lemarchant Prospect

In October, 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected by drilling over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Exploration work completed to date by the Company at the Lemarchant Prospect included:

- In December 2007, the Company completed a 6 drillhole diamond drill program (2,848 metre) at the Lemarchant Prospect (LM07-13 to LM07-18).
- In April, 2008, the Company completed a 13 drillhole diamond drill program (4,217 metres) at the Lemarchant Prospect (LM08-19 to LM08-32).
- In April, 2008 the Company completed an extensive soil geochemical sampling program at the Lemarchant prospect (851 samples) and at Bindon's Pond (602 samples).
- In July, 2008, Quantec Geophysics Inc. completed the Titan 24 Deep Earth Imaging System field survey over the Lemarchant prospect. A total of 14.4 line-kilometres of DCIP (resistivity and chargeability) and MT (magnetotelluric resistivity) were surveyed on six, 2.4-kilometre long east-west gridlines spaced 200 metres apart (98+00N to 108+00N, inclusive).
- In November, 2008, the company completed a 9 drillhole diamond drill program (3,000 metres) at the Lemarchant Prospect (LM08-32 to LM08-40) results of which are further described below.

The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The host rocks to the sulphide mineralization are moderate to intensely altered proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system with associated variably quartz –sericite alteration and patchy to pervasive chlorite alteration that overall increases in intensity towards the north-northwest.

Drilling from September through November, 2008 further defined the massive sulphide mineralization intersected between sections 101+00N and 104+00N and extended the base metal semi-massive sulphide mineralization to the north onto section 106+00N (LM08-37). A further 100-metre step out drillhole to the north (LM08-38, Section 107+00N) intersected altered felsic volcanic rocks with a thick mafic intrusive (35 metres) cutting through the projected target zone. A further 100-metre step out drillhole to the south (LM08-39, Section 100+00N) intersected mafic volcanic rocks over most of its length with local intervals of mineralized felsic volcanic rocks in the projected target zone. Results of all drillholes (including all historic drill holes) are provided on the Company website.

Wide-spaced drilling completed to-date at the Lemarchant Prospect has outlined precious metal-rich zinc-lead-copper semi-massive to massive sulphide mineralization over a 500-metre strike length from sections 101+00N to 106+00N. The mineralized zone is located approximately 200 to 300 metres below surface and appears to plunge gently to the north-northwest. Eight drillhole intercepts through the semi-massive to massive sulphide mineralization range from 3 to 14.6 metres in thickness. The overall width of the sulphide mineralization is not well constrained based on the current wide-spaced drilling (100 metres spacing), but locally measures up to 100 metres in width on two of the sections. The mineralized zone remains open for expansion within the confines of the current drilling and along strike.

South Tally Pond Project – Other Prospects

A comprehensive review of all available data was completed by the Company on target areas outside of the Lemarchant prospect. Priority target areas were identified based on airborne geophysics (short-strike length airborne EM anomalies), historical ground geophysics and rock geochemistry. Most of these target areas were followed up in the field in June 2009. Five of the high priority VMS target areas are summarized below.

Beaver Lake Prospect - is located approximately 17 kilometres south-southwest of the Duck Pond Mine and was previously explored by Noranda. A high priority VMS target is located in the Main Grid area , where a significant short strike-length airborne EM conductor (1.2 km long) and coincident ground EM and gravity anomalies occur near altered, proximal felsic volcanic rocks and anomalous basal till samples (200 ppm Cu, 24 ppm Pb, 1200 ppm Zn and 1.9 ppm Ag). There has been no drilling on this target. The area has strong geological similarities to that observed at the nearby Lemarchant Prospect and the producing Duck Pond Mine. Most of the prospective geophysical target area is covered by low-lying areas or bogs that will require diamond drilling for further evaluation. Lithogeochemical sampling in June returned strongly altered felsic volcanic rocks to the immediate south of the gravity and till anomaly at the western end of the 1.2 km long airborne EM conductor. The Company is planning a drill program to begin testing these targets in 2010.

Duck Pond West Prospect - is located 2.5 kilometres west of the Duck Pond Mine. The area hosts a 2 kilometre-long, poorly exposed, VMS-style alteration zone with widths up to 400 metres. Several strong and continuous EM conductors cross the area to the north and likely represent graphitic shale horizons overlying the felsic volcanics. A single drill hole in the area (HP90-01) intersected the interpreted west projection of the Duck Pond Thrust and the associated alteration zone. A field visit in June indicates bedrock in the area is poorly exposed, with numerous angular to sub-rounded felsic volcanic and graphitic shale boulders located on surface. Although these surface boulders are glacially dispersed, they are likely representative of local bedrock. The black graphitic shale boulders have faulted textures similar to that along the Duck Pond Thrust and felsic volcanic boulders (rhyolite) that are primarily volcanic breccias. Lithogeochemical sampling of felsic volcanic boulders in June returned weak to moderate alteration signatures.

Bindons Pond Prospect - is located approximately 2 kilometres east of the Lemarchant prospect, and is interpreted to be the folded eastern exposure of the felsic rocks seen at the Lemarchant prospect. Rock sampling in June returned intense hydrothermal alteration signatures similar to massive sulphide-bearing host rocks at the nearby Lemarchant Prospect and Duck Pond Mine. Precious metal-rich, sulphide bearing mudstone float (assaying 264 ppb Au and 3.3 ppm Ag) was discovered near a priority airborne EM target at Bindon's Pond. The nature of the sulphide-bearing mudstone is very similar to the mudstone horizon overlying the polymetallic massive sulphides at the Lemarchant Prospect. No drilling has yet been completed at the Bindon's Pond prospect.

Rogerson Lake Prospect - is located 3.0 kilometres northwest of the Lemarchant Prospect. The Rogerson Lake alteration zone is a significant VMS-style alteration zone that extends for 5.6 kilometres is 700 metres wide and is centred on the north end of Rogerson Lake. Alteration consists of intensely chlorite-altered felsic volcanic rocks (rhyolite) with locally strong silica and carbonate alteration and ubiquitous disseminated sulphide (pyrite) mineralization. Massive pyrite float has been discovered on surface in several places. Historical drillholes (28 drillholes totaling 3,514 metres) have intersected stringer to semi-massive sulphides (pyrite) hosted by graphitic sediments and felsic volcanic rocks. The widely-spaced drilling has demonstrated that the stratigraphy is very similar to that underlying the Lemarchant prospect and has geophysical EM anomalies that remain to be tested.

Lemarchant SW Prospect - is located 2.2 kilometres southwest of the Lemarchant massive sulphide discovery and is hosted within the same mapped felsic volcanic stratigraphy. The prospect is characterized by a cluster of short strike length airborne EM anomalies that were drill tested (2 holes) by Noranda in 1983. Both drill holes intersected exhalative pyritic mudstone at the transition from overlying mafic volcanic rocks and underlying chlorite altered fragmental felsic volcanic rocks with stringer base metal mineralization.

Lake Douglas Project

The Lake Douglas project is located immediately south of the South Tally Pond project approximately 25 kilometres southwest of the Duck Pond Mine. The project area is underlain by a thick sequence of volcano-sedimentary stratigraphy similar to other sediment-rich VMS base metal camps such as the world-class Bathurst Mining Camp in northern New Brunswick. Exploration and compilation work completed by the Company has outlined four high priority areas on the property with potential to host large-tonnage base metal VMS deposits.

Lake Douglas Prospect – the Lake Douglas massive sulphides discovered in 2006 are hosted in a thick sequence of pyritic, quartz-phyric felsic volcanic rocks, sedimentary rocks and lesser mafic volcanic rocks. The mineralized interval, exposed by trenching over a 60-metre strike length and intersected by drilling in 2007 is coincident with a multi-element soil geochemical anomaly (zinc-lead-silver-gold-arsenic) that extends over 1.2 kilometres. The mineralized zone is coincident with a property scale airborne EM conductor.

Drilling in 2007 (7 holes; 2,062 metres) intersected semi-massive to massive sulphide mineralization over 6.45 meters grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver. The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed in trenching, but lower in the volcanic stratigraphy. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of replacement-style disseminated, stringer and narrow semi-massive to massive base metal sulphides with elevated to anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 23 metres.

Flexure Prospect – is located five kilometres southwest and along strike of the Lake Douglas massive sulphide occurrence. Geological mapping and airborne geophysical data indicate the area is underlain by the same stratigraphy that hosts the Lake Douglas massive sulphide occurrence. Altered felsic volcanic rocks mapped in the area coincide with a 1.5 kilometre-long multi-element (zinc, lead, silver, copper, gold) soil geochemical anomaly, a priority airborne EM anomaly and a multi-element till geochemical anomaly. No drilling has been completed in this area.

Subsequent to the year-ended September 30, 2009, the Newfoundland and Labrador Department of Mines and Energy (Geological Survey Division) released a regional till sampling program (Open File report 12A/1449; Smith et. al., 2009) covering the Victoria Lake Volcanic Belt. The survey included the Lake Douglas project area and returned a highly-anomalous till sample at the Flexure Prospect. The sample returned assays of 163 ppb gold, 288 ppm copper, 1479 ppm lead, 492 ppm zinc and 10278 ppm arsenic, making it one of the most significant till samples within the survey area.

Lake of the Woods Prospect - Numerous stringer-style and disseminated base-metal showings were discovered through prospecting and geological mapping in 2006. Numerous mineralized areas have been identified and occur within or near extensively altered (sericite-iron carbonate-silica-chlorite-kaolinite) felsic volcanic rocks that are traceable for over 4.5 kilometres. Previous assays of the mineralized showings have assayed up to 3.0% zinc, 1.7% lead, 627 g/t silver and 4.3 g/t gold. In June 2009, the Company followed up on several high priority target area in the Lake of the Woods area. A priority airborne geophysical anomaly to the immediate north of the exposed altered and mineralized rocks forms a priority drill target. The airborne conductor coinsides with a mafic-felsic contact zone to the north of the outcropping mineralization. No drilling has been completed in this area.

Lake Douglas East Area – Reconnaissance geological mapping and prospecting in the Lake Douglas East area has outlined altered felsic volcanic rocks that exhibit strong VMS-style alteration characteristics (sericite-silica-siderite+/-chlorite) and disseminated pyrite and base metal mineralization. The altered felsic volcanic rocks are overlain by a black shale unit similar to that seen at other VMS deposits in the Victoria Lake Volcanic Belt (Duck Pond, Boomerang, and Lemarchant) and at the nearby Haven Steady base metal prospect located 6 kilometres along strike to the northeast. Five priority EM anomalies have been identified in the Lake Douglas East area that coincide with altered felsic volcanic rocks and multi-element (Cu-Pb-Zn) soil geochemical anomalies. No drilling has been completed in this area.

Other Base Metal Projects

Winterhill JV Project

The 100%-owned Winterhill property is located 17 kilometres northeast of Harbour Breton on the south coast of Newfoundland, Canada. The Neoproterozoic-aged volcanic rocks underlying the Winterhill property are similar to that of the Arabian-Nubian Shield that hosts numerous large tonnage and high-grade VMS deposits. The property covers a 3.5 kilometre long zone of altered felsic volcanic and calcareous sedimentary rocks that host a number of base metal prospects including Winterhill, Winterhill East and Winterhill West prospects. Previous drilling by Noranda at these prospects (18 holes, 3,872 metres) intersected massive sulphide mineralization with assays of 1.41% copper over 6.0 metres and 10.1 % zinc over 4.0 metres.

An airborne geophysical survey completed by Paragon in 2007 identified a least four priority short strike length airborne EM conductors that require follow-up prospecting and drill testing. One of the priority conductors is located below a small lake and coincides with a conductive trend that continues on surface through the Winterhill East prospect. The best section of this airborne EM conductor occurs over about a 700-metre strike length making it a potentially large target.

In May, 2009 the Company optioned the property to GFE Capital. A 43-101 Qualifying Report was completed on the property by an independent consultant for GFE Capital with a field visit to the property in late June. The option agreement was accepted by the TSX-Venture exchange in August, 2009. The Company anticipates a drill program funded by GFE Capital to test the Winterhill East airborne EM target in early 2010.

Victoria Lake JV Project

The Victoria Lake JV project is located 60 kilometres southwest of the town of Buchans, NL. No further work was completed on the Victoria Lake JV project during the fiscal year ending September 30, 2009.

Lewis Lake Project

A soil sampling program consisting of 683 samples was completed over a priority area in December 2008. The property was allowed to lapse in February 2009.

Seal Bay JV Project

No further field work was completed during the fiscal year ending September 30, 2009. In agreement with Xstrata Zinc, the property was allowed to lapse in August 2009.

Gold Projects

JBP Linear Project

The 100%-owned JBP Linear gold property is a high-grade gold target located near Gander, Newfoundland. To date, wide-spaced drilling on the property (54 holes, 9,879 metres) has identified high-grade gold mineralization in quartz veins at the H-Pond and Pocket Pond prospects over a strike length of 700 metres and 950 metres, respectively. The mineralization remains open along strike and to depth. The gold-bearing quartz vein system at the two prospects is characterized by fine to coarse-grained gold with 20 of the drillholes containing visible gold. Significant drill intercepts include 255.0 g/t gold (7.45 oz/ton) over 0.5 metres at Pocket Pond and 52.4 g/t gold (1.53 oz/ton) over 0.35 metres at the H-Pond prospect.

The H-Pond and Pocket Pond prospects are located along a three-kilometre long quartz-vein zone that forms part of a larger, seven-kilometre long "linear" trend which extends across the property. Gold-bearing angular quartz float samples assaying up to 798.8 g/t gold (23.30 oz/ton) have been located along this trend approximately 2.5 kilometres northeast of the H-Pond prospect. The angular nature of these quartz float boulders suggest the source is nearby along the projected quartz vein trend. Exploration work including geophysics, basal till samples and diamond drilling is being considered for 2010 to locate the source of these high-grade boulders.

Golden Promise JV Property

The Golden Promise property is a high-grade, gold target located in central Newfoundland near the town of Badger, Newfoundland. Five quartz vein zones characterized by coarse visible gold have been discovered on the property. The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres and to a depth of 265 metres. The zone remains open for expansion along strike and to depth. A preliminary independent National Instrument NI43-101 compliant resource estimate has been completed at the Jaclyn Main Zone. The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

On April 30, 2009 the Company completed a Joint Venture Agreement with Crosshair whereby Crosshair can acquire up to a 70% interest in the Golden Promise property by funding $3.0 million in exploration (see Mineral Properties). The new agreement resulted in the termination of the original property option agreement with Crosshair dated May 1, 2006 and the property purchase and sale agreement that the Company entered into on June 4, 2008.

During September 2009, Crosshair completed a program of mechanical trenching and rock sampling. The program was carried out in order to follow-up on the Gabbro Gold occurrence. Previous grab sampling at the Gabbro Gold occurrence returned results up to 10 g/t gold. Two trenches were excavated at the Gabbro Gold occurrence and a total of 7 rock (grab) samples were collected. One of the trenches exposed narrow auriferous quartz veins hosted within plagioclase porphyritic gabbro. Assays returned three anomalous samples with a maximum of 504 ppb gold

Partner-funded exploration work consisting of drilling and trenching at the Jaclyn Zone is anticipated for 2010.

Other Gold Projects

Huxter Lane JV Project

The Huxter Lane Project is a near surface, bulk-mineable gold target located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. Wide-spaced drilling at the Mosquito hill prospect (31 holes; 5,366 metres) has outlined a significant gold-bearing, porphyritic intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres. The mineralized porphyry is exposed at surface, dips gently to the south and typically contains up to 5% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The mineralized porphyry remains open along strike and to depth. Significant drill intercepts to date include 2.21 g/t gold over 35 metres (HX06-16), 1.07 g/t gold over 28.6 metres (HX06-01), 2.00 g/t gold over 16.85 metres (HX07-24) and 0.67 g/t gold over 103.35 metres (HX07-20). Initial metallurgical testing on two drill holes indicates that the gold is refractory having recoveries in the 4% range by conventional milling techniques. Subsequent flotation tests on the same samples indicate that 87.7% of the gold reports to concentrate weighing 16.3% that of the original feed (crushed to 80% -75 um) and indicate that the gold can be effectively extracted via this process.

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. whereby Golden Dory may earn up to a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period. Golden Dory may then earn an additional 10% interest (to 70%) by completing a bankable feasibility study.

In May 2009, Golden Dory completed a 15 hole, 2,024-metre diamond drill program on the property. The drill program focused on a specific area of the Mosquito Hill prospect where previous drill results have included 2.21 g/t over 35.0 metres (HX06-16) and 1.68 g/t gold over 20.2 metres (HX07-24). Drillholes HX09-32 to HX09-46 were completed in a grid pattern at 50-metre centers covering an area of approximately 100 by 300 metres. Highlights of the drill program include:

- Mineralized porphyry intersected in all completed drillholes over widths of up to 98 metres;
- Significant drill intercepts of 0.38 g/t gold over 77.5 metres, 0.57 g/t gold over 38.7 metres, and 0.51 g/t gold over 33.8 metres;

- Gold-bearing porphyry remains open along strike and to depth.

Further review the results of the drilling to date to further understand the alteration and structural controls focusing the gold mineralization. The Company anticipates additional exploration work by Golden Dory on the property in 2010.

Long Pond JV Project

The Long Pond JV project is located in the Baie Verte area of north central Newfoundland. The target is a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted gold deposits of the Abitibi greenstone belts in Canada. In August, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) to Metals Creek. In its first year, Metals Creek completed an airborne geophysical survey (Geotech's VTEM Survey) over the property area and completed preliminary prospecting.

South Golden Promise JV Project

The South Golden Promise JV project is located in central Newfoundland immediately south of the Golden Promise JV Project. Crosshair has earned its 60% interest in the property and is subject to joint venture terms. In June 2009, Crosshair completed a program of reconnaissance prospecting, rock sampling and geological mapping. The program was designed to follow up on several soil geochemical anomalies generated during 2008. A total of 12 rock samples were collected and succeeded in outlining a new quartz vein that marks the SW strike extension of the Linda vein. No significant gold assays were returned from the exposed quartz vein with anomalous quartz-carbonate float samples returning assays of 6.78 and 2.44 g/t gold.

Maritec Project

The Maritec project is located in the Baie Verte area of north central Newfoundland. The target is a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted gold deposits of the Abitibi greenstone belts in Canada. The Company completed a three day field visit to the property in June. Samples collected from heavily pyrite mineralized mafic volcanic rocks at the Barry and Cunningham prospect yielded trace amounts of gold up to 75 ppb.

Glenwood Project

The 100%-owned Glenwood gold project is located 25 kilometres west of the town of Gander, Newfoundland. No field work was completed during the fiscal year ending September 30, 2009.

Jonathans Pond Project

No field work was completed during the fiscal year ending September 30, 2009. The property was returned in good standing to the vendors in November 2008. The Company retains no interest in the property.

New World Project

No further work was completed during the fiscal year ending September 30, 2009. The property was returned in good standing to the vendor in October 2008. The Company retains no interest in the property.

Mt Peyton Project

No field work was completed during the fiscal year ending September 30, 2009. The property was returned in good standing to the vendor in November 2008. The Company retains no interest in the property.

Appleton Linear Project

No field work was completed during the fiscal year ending September 30, 2009. The four properties making up the project were returned in good standing to the property vendors in January, February, and April, 2009. The Company retains no interest in the four properties.

EXPLORATION OUTLOOK

The past twelve months have been very challenging for junior mining exploration companies and was no exception for Paragon. The Company reduced its company-funded exploration activities in 2009 to the care and maintenance of its key properties, and reduced staff and overhead costs as further efforts to conserve cash. All core and non-core property assets were reviewed in 2009 and property positions reduced as required. The Company completed three JV option agreements with 3 partners during the period ended September 2009, with an overall value of $5.7 million of potential earn-in requirements.

Market conditions have improved during 2009 and the Company plans to continue to advance its key gold and base metal properties through a combination of company-funded and partner-funded exploration in 2010. The Company's priority in 2010 will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs. The Company has four joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties. The Company anticipates continued exploration on the properties from all partners.

MANAGEMENT CHANGES

On December 5, 2008, the Company ended its employment contract with Mr. Bruce Mitton, P.Geo., Vice President Exploration in conjunction with other exploration staff reductions in November/December, 2008. There were no other management changes during the year-ended September 30, 2009.

RESULT OF OPERATIONS

For the year ended September 30, 2009, the Company incurred net losses of $1,402,949 ($0.05 per share) compared to a net loss of $$2,203,724 ($0.09 per share) incurred in the year ended September 30, 2008, a decrease in net loss of $800,775. Causes of variances were as follows:

- Consulting was lower by $10,000 due to use of in-house staff.
- Investor relations were lower by $84,068 due to reduced in-house staffing costs and costs related to investor conferences.
- Office expenses decreased by $60,843 due to reduced office space and no office re-location costs.
- Salaries and management expenses were lower by $63,911 due to reduced staffing costs in 2009.
- Stock based compensation was lower by $216,448 due to fewer options being granted and vested in the 2009 fiscal year.
- Transfer Agent and filing fees were lower by $39,129 due to reduced exploration activities in fiscal 2009
- Write-off of deferred property costs decreased by $1,040,962. Properties included Appleton Linear property, Barren Lake property, Lewis Lake property, Seal Bay property, and Jonathans Pond property. The expenditures related to these properties were a combination of costs assumed under the plan of arrangement and costs incurred directly by the Company.
- Future income tax recoveries, arising from favourable imbalances in tax return pools, decreased by $1,019,187 due to adjustments to tax pool balances.

Selected Annual Information (based on Canadian GAAP)

Fiscal year ended September 30,	2009	2008	2007
	$	$	$
Interest and miscellaneous income	9,359	89,364	79,087
Gain on sale of investments	Nil	Nil	Nil
Net Loss	(1,402,949)	(2,203,724)	(851,972)
Basic and diluted net loss per share	(0.05)	(0.09)	(0.05)
Total assets	10,785,386	12,526,365	11,808,631
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

	Q4 September 30, 2009	Q3 June 30, 2009	Q2 March 31, 2009	Q1 December 31, 2008	Q4 September 30, 2008	Q3 June 30, 2008	Q2 March 31, 2008	Q1 December 31, 2007
	$	$	$	$	$	$	$	$
Interest income	102	1,113	2,211	5,933	14,924	10,688	39,763	23,989
Net loss	(1,455,770)	325,589	82,339	(355,107)	(1,827,536)	13,140	(176,598)	(212,730)
Basic and diluted loss per share	(0.05)	0.01	0.00	(0.01)	(0.07)	0.00	(0.01)	(0.01)

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at September 30, 2009, the Company had cash and cash equivalents and short term money market investments of $390,358 compared to $1,593,028 at September 30, 2008. The decrease in cash is due to CEE spending commitments of approximately $612,000 by December 31, 2008 and general administration. No financing were completed during the fiscal period ending September 30, 2009. Working capital for the period ended September 30, 2009 was $378,335 as compared to $1,617,787 at September 30, 2008.

As at September 30, 2009, the Company had no CEE spending requirements. As at September 30, 2008 the Company had CEE spending commitments of approximately $612,000 to be completed by December 31, 2008.

At September 30, 2009, the Company, in addition to deposits at the Bank of Montreal, held a bankers acceptance at Blackmont Capital. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the year ended September 30, 2009, included recovery of exploration costs and property management fees from optionees of the Company's properties of $58,538.

The Company has sufficient funds to maintain its operations through 2009, but was unable to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 was to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

During the year-ending September 30, 2009, there were no related party transactions. The Company shared a director (David Adamson) and VP Investor Relations (Bill Cavalluzzo) with Rubicon Minerals Corporation.

Fourth Quarter

Significant items that effected the statement of operations of the Company during the quarter ended September 30, 2009 were; stock-based compensation of $2,962 recognized for options vesting during the quarter; and property write-offs totaling $1,421,861. The future income tax recovery increased by $104,571 during the quarter largely as the result of the reversal of temporary taxable differences relating to the write-off of deferred property costs during the quarter. All other items on the statement of operations were consistent in the three month period ending September 30, 2009 when compared to the previous quarter. There were no significant year-end adjustments during the fourth quarter other than the expensing of all costs relating to properties dropped during the quarter and subsequent to year-end.

The Company spent $16,884 on mineral property expenditures during the quarter. The expenditures included data compilation and review.

During the quarter, the TSX-Venture approved the option agreement with GFE Capital entered into in May 2009. Under terms of the agreement, GFE Capital can earn a 70% interest in the Company's Winterhill Project located on the south coast of Newfoundland. Details of this option agreement are found in Note 7 to the financial statements and in the Mineral Properties section of this document.

Subsequent Events

Subsequent to the year-end September 30, 2009, the Company:

a) On November 12, 2009, the Company optioned the Gold Star gold property located in northwestern Ontario. To acquire a 100% interest in the property, the Company must make total cash payments of $95,000 and issue 200,000 common shares of Paragon to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by Paragon at any time for $750,000

b) The Company closed the flow-through portion of a non-brokered private placement on December 18, 2009 and issued 5,333,330 flow-through units at a purchase price of $0.15 per unit for gross proceeds of $800,000. The flow-through units consist of a flow-through common share of the Company and one-half of one non-flow-through common share purchase warrant exercisable over 2 years at an exercise price $0.23 in year one $0.29 in year two. The Company anticipates closing the non-flow-through portion of the private placement in early January, 2010. As part of the financing, the Company paid $32,500 in finder's fees and issued 433,333 non-flow-through finder's options with an exercise price of $0.15. Each option consisting of a non-flow-through common share and one-half of one non-flow through common share purchase warrant exercisable over 2 years at an exercise price $0.23 in year one and $0.29 in year two.

   Mineralfields Group ("MF") participation in the flow-through private placement resulted in its group of companies beneficially owning 16.47 % of the Company's issued and outstanding common shares on an undiluted basis. In addition to its share position, MF and Limited Market Dealer ("LMD") collectively hold a total of 2,166,665 warrants and 433,333 finders options to subscribe for up to 2,816,664 non-flow-through common shares of the Company. If these dilutibles were exercised, MF and LMD would hold in the aggregate a total of 23.44% of the Company's common shares on a pro-forma basis. MF and LMD have signed an undertaking that their group of companies will only exercise that amount of warrants and/or finders options which will result in their group of companies holding less than 20% of the issued and outstanding common shares of the Company, and shall obtain disinterested shareholder approval prior to holding 20% or more of the issued and outstanding common shares of the Company.

c) On December 30, 2009, subject to regulatory approval and pursuant to its Stock Option Plan, it granted 1,250,000 incentive stock options to Directors, Officers and Employees of the Company. The options are exercisable at a price of CDN$0.155 per share for a period of five years with a vesting period of 18 months from the date of grant.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 of the September 30, 2009 financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at September 30, 2009, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	26,040,079
Stock options	
Plan of Arrangement Distribution Options*	355,932
Options granted by the Company	1,485,000
Warrants	
Paragon Private Placement Warrants	695,607
Fully diluted shares outstanding	28,576,618

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

QUALIFIED PERSONS

Work on Paragon exploration projects was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2009 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No: 82-35102

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

January 28, 2010

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Paragon Minerals Corporation (the "Corporation") - Correction Notice

Please be advised that we are filing an amendment to the Annual Management Discussion & Analysis of the Corporation for the year ended September 30, 2009 filed on January 27, 2010 under Project No. 1527763. The Amended Annual Management Discussion & Analysis now includes the 2007 Financial Data under the "Selected Annual Information" in the "Result of Operations" on page 9. No other changes were made.

Please also be advised that we are filing Certifications of Refiled Annual Filings for the Corporation dated January 28, 2010 and signed by the Chief Executive Officer and Chief Financial Officer in the form required by National Instrument 52-109 under Project No. 1527765

Yours truly,
DAVIS LLP
Per:

"*Joy Syho*"
Paralegal
JSS/jss

Exemption No: 82-35102

RECEIVED
2010 FEB 17 A 9:20

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Michael Vande Guchte, Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Paragon Minerals Corporation (the "issuer") for the financial year ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: January 27, 2010

(signed) "*Michael Vande Guchte*"
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Paragon Minerals Corporation (the "issuer") for the financial year ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: January 27, 2010

(signed) *"Tom R. Wilson"*
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F1R
Certification of refiled annual filings

This certificate is being filed on the same date that Paragon Minerals Corporation (the "issuer") has refiled the annual MD&A.

I, Michael Vande Guchte, Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Paragon Minerals Corporation (the "issuer") for the financial year ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: January 28, 2010



Michael Vande Guchte
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F1R
Certification of refiled annual filings

This certificate is being filed on the same date that Paragon Minerals Corporation (the "issuer") has refiled the annual MD&A.

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Paragon Minerals Corporation (the "issuer") for the financial year ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: January 28, 2010



Tom R. Wilson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.



Date: 22/01/2010

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Paragon Minerals Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General and Special Meeting
Record Date for Notice of Meeting : 18/02/2010
Record Date for Voting (if applicable) : 18/02/2010
Meeting Date : 30/03/2010
Meeting Location (if available) : Suite 1500 - 885 West Georgia Street, Vancouver, BC V6C 3E8

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	69913A108	CA69913A1084

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Paragon Minerals Corporation

Exemption No: 82-35102

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
1500 – 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: 604-629-2353
Fax: 604-629-2489

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- ☐ Financial Services
- ☐ investment companies and funds
- ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- ☐ Mining
  - ☒ Exploration/development
- ☐ Production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 18, 2010

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

100,000 Common shares

(c) state the exemption(s) relied on.

S. 2.13 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Newfoundland	**1**	**$0.14**	**$14,000**
Total number of Purchasers	**1**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$14,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Not Applicable					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **January 25, 2010**

Paragon Minerals Corporation

Name of issuer (please print)

Michael J. Vande Guchte, President & CEO (604) 629-2353

Print name, title and telephone number of person signing



Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Michael Vande Guchte, President & CEO
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Date: February 1, 2010 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	Audited Annual Financial Statement and Annual Management's Discussion & Analysis for the year ended Sept. 30, 2009 filed on January 27, 2010 Amended Annual Management's Discussion & Analysis for the year ended Sept. 30, 2009 filed on January 28, 2010 with cover letter
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	Annual CEO and CFO Certificates under Form 52-109FV1 dated January 27, 2010 Annual CEO and CFO Certificates under Form 52-109F1R dated January 28, 2010
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	N/A

(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	January 22, 2010
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	January 25, 2010
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions,	N/A

	in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	Audited Annual Financial Statement for the year ended Sept. 30, 2009 filed on January 27, 2010
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	January 22, 2010
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A

(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	Audited Annual Financial Statement filed on January 27, 2010 and Amended Annual Management's Discussion & Analysis filed on January 28, 2010 for the year ended Sept. 30, 2009
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A